UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 7, 2010

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated January 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 7, 2010	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION PROVIDES INFORMATION ON THE CSCL HAMBURG

Hong Kong, China, January 2, 2010 – Seaspan Corporation (NYSE: SSW) reported that on December 31, 2009 the CSCL Hamburg, a 4,250 TEU container vessel went aground in the Gulf of Aqaba en route to Singapore. Preliminary reports indicated that there were no personnel injuries or oil pollution as a result of the incident.

The Company is coordinating with Egyptian authorities and other parties to inspect and refloat the vessel. Off-hire and repair costs are currently being assessed. Any repair costs are expected to be covered by insurance.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s contracted fleet of 68 containerships consists of 42 containerships in operation and 26 containerships to be delivered over approximately the next 30 months. Seaspan’s operating fleet of 42 vessels has an average age of approximately five years and an average remaining charter period of approximately seven years. All of the 26 vessels to be delivered to Seaspan are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan’s customer base consists of seven of the world’s largest liner companies, including China Shipping Container Lines, A.P. Moller-Maersk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; the financial condition of our shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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